Exhibit 99.1

Lion Group Holdings Ltd Announces Unaudited

First Half 2024 Financial Results

Hong Kong, December 20, 2024 / -- Lion Group Holding Ltd. (“Lion” or “the Company”) (NASDAQ: LGHL), operator of an all-in-one trading platform that offers a wide spectrum of products and services, today announced its unaudited financial results for the six months ended June 30, 2024.

Mr. Chunning (Wilson) Wang, CEO of Lion Group Holding Ltd., commented, “The first part of fiscal 2024 was a challenging period for our business with a combination of issues that consisted of weak stock market performance in China, sluggish economic growth especially in the real estate environment, and our continued divestiture of our futures brokerage business. As a result, we realized lower revenues in our contract-for-difference (“CFD”) trading and total return service (“TRS”) trading businesses and our options segment reported a profit. With the wealth shrinking and uncertainty towards the future, Chinese investors and customers tended to reduce their trading activities. Further, the second half of 2024 has remained difficult as we have been faced with challenges in our overall strategic execution and business plans, which impacted the areas of liquidity and profitability.”

Mr. Wang also added, “Despite these headwinds in our business, I remain confident in our Company’s ability to add value to our shareholders due to the recent positive developments both in the China economy and financial markets and the positive impact these improving trends may have on Lion. Since Chinese authorities announced several stimulus policies, China’s stock markets have responded favorably with a rally over the last few months, and we expect this trend to continue as the economy improves and investors and customers realize an increase in their household wealth which we expect will result in an increase in trading activity.

We also expect our TRS business will benefit from these improving trends and revenues will recover over the next several months. Moreover, we plan to decrease our operating costs in the second half of this year and next year and continue managing our divestiture of our futures brokerage business, which we expect to contribute substantially to moving the Company towards profitability.

The future of Lion remains bright as we expect to remain well positioned to take advantage of the improving trends in the China economy and financial markets. Lastly, we have a highly qualified management team that is capable of maneuvering through the remaining challenges and executing on our competitive strengths and business plan to increase our valuation and create wealth for our shareholders.”

FINANCIAL RESULTS

For the Six Months Ended June 30, 2024

Revenues

Total revenues for the six months ended June 30, 2024 was US$7.1 million, compared to total revenues of US$13.3 million for the six months ended June 30, 2023. Total number of revenue-generating customer accounts decreased to 2,131 as of June 30, 2024, from 2,443 as of December 31, 2023 primarily due to the disposal of insurance brokerage business, partially offset by the increase in the number of customer accounts in Over-The-Counter (“OTC”) options business.

●

CFD Trading Services. Revenues generated from CFD trading decreased to US$0.4 million for the six months ended June 30, 2024, from US$9.1 million for the six months ended June 30, 2023, primarily attributable to the decrease in trading activities from a number of key customers as well as the Company’s shifting focus to OTC options business. Total CFD trading client accounts remained at 1,547 as of June 30, 2024, compared to December 31, 2023. CFD trading volume decreased to 19,088 lots for the six months ended June 30, 2024, from 335,173 lots for the six months ended June 30, 2023. Historically, the Company derived a substantial portion of its revenue in CFD trading business from a small number of key clients. This year, there was a significant decrease in trading activities from key customers. In the meantime, the Company shifted its focus to OTC options, which combined led to the decrease in CFD.

●	TRS Trading Services. Revenues generated from TRS trading services decreased to US$0.9 million for the six months ended June 30, 2024, from US$1.9 million for the six months ended June 30, 2023, primarily due to a decrease of US$0.8 million in interest income earned on loans provided to TRS trading customers. Total TRS trading client accounts decreased to 291 accounts as of June 30, 2024, from 348 accounts as of December 31, 2023. TRS trading volume was US$86 million and US$363 million for the six months ended June 30, 2024 and 2023, respectively. The decrease was due to the slump in China’s stock markets which have been in a slump since 2021 through a rally in September 2024 which has faded since this period. Additionally, during the first part of 2024, customers’ sentiment towards markets were at depressed levels which was reflected in lower trading volumes, less positions, and therefore led to the Company’s decrease in interest income.

●	OTC Stock Options Trading. Revenues from OTC stock options trading were an income of US$4.4 million for the six months ended June 30, 2024, compared to a loss of US$0.8 million, due to that through the first half of 2024, China stock markets have suffered a protracted slump driven by the slowdown of China’s economy, options products gained increasing popularity among Chinese investors given its leverage. The nominal value of OTC stock call options sold increased to US$1,531 million for the six months ended June 30, 2024 from US$19 million for the six months ended June 30, 2023. The reported income in this segment was due to customers’ preference for the leverage provided in options trading, that is, using a relatively small principal amount for a potential exponentially larger gain, which resulted in the growth in the stock options business.

●	Futures and Securities Brokerage Services. Revenues from futures and securities brokerage services decreased from US$1.6 million for the six months ended June 30, 2023 to US$0.4 million for the six months ended June 30, 2024 as a result of the Company’s progressive measures to withdraw from the brokerage services in Hong Kong markets. Futures brokerage trading volume decreased from 541,537 lots in the prior year period to 140,171 lots in the current period. The decrease was a result of the Company’s retreating from Hong Kong markets and from the businesses conducted under Hong Kong SFC’s licenses, since these businesses did not generate profits in the past few years. Additionally, the Company is in the process of disposing of its futures business. Due to these developments in this segment, Lion was negatively impacted with customers switching to other firms.

●	Others. Other revenue decreased by US$0.4 million from US$1.5 million for the six months ended June 30, 2023, to US$1.1 million for the six months ended June 30, 2024. The decrease in other income was primarily attributable to a decrease of US$0.5 million in insurance brokerage business as the Company disposed of this business in the first half of 2024.

	Six Months Ended June 30,
	2024		2023
	US$	%	US$	%
Revenues	(Unaudited)		(Unaudited)
CFD trading services	356,901	5.1	9,148,435	68.7
TRS trading services	879,275	12.4	1,873,275	14.0
OTC stock options trading	4,389,223	61.9	(772,841)	(5.6)
Futures and securities brokerage services	366,767	5.1	1,593,687	11.9
Others	1,104,356	15.5	1,468,441	11.0
Total	7,096,522	100.0	13,310,997	100.0

Expenses

Total expenses were US$14.8 million for the six months ended June 30, 2024, representing an increase of 17.0% from US$12.7 million in the first half of 2023, primarily due to the increase in compensation and benefits, communication and technology, professional fees, depreciation and amortization, and marketing, partially offset by the decrease in commission and fees and interest expenses.

●	Commission and fees expenses decreased by 68.4% to US$0.7 million from US$2.4 million in the prior year period, in line with the decrease in trading volume in futures brokerage, insurance brokerage and TRS trading business.

●	Compensation expenses increased by 19.5% to US$2.0 million from US$1.7 million in the prior year period, primarily due to the share-based compensation paid to key management in the first half of 2024.

●	Occupancy expenses were US$0.4 million, remaining comparable to the prior year period.

●	Communication and technology expenses increased by 40.7% to US$2.4 million from US$1.7 million, primarily due to the increased investment in technology such as enhancing the integration of AI application with OTC options and developing intelligent trading algorithms, and the launch of multi-currency trading account services etc.

●	General and administrative expenses decreased by 10.5% to US$0.5 million from US$0.6 million in the prior year period, primarily resulting from the cost control measures.

●	Professional fees increased to US$3.4 million from US$1.2 million in the prior year period, due to that the Company engaged an industry professional team to provide operations, transaction processing, risk management, customer management and other services surrounding its OTC options business.

●	Interest expenses decreased to US$0.4 million from US$1.6 million in the prior year period, mainly attributable to a decrease in the interest we paid for loans borrowed from our TRS trading business partners.

●	Depreciation expenses increased to US$1.2 million from US$0.9 million in the prior year period, mainly attributable to the depreciation resulting from the trading software newly added in late 2023.

●	Marketing expenses increased by 45.3% to US$2.2 million from US$1.5 million in the prior year period, marketing expenses incurred to maintain existing customers and develop new customers in OTC options and promote our businesses and branding activities.

Net income (loss)

As a result of the above, net loss was US$(7.7) million in the first half of 2024, compared to net income of US$0.7 million in the prior year period. Diluted net loss attributable to LGHL ordinary shareholders per ADS was US$(1.54) in the first half of 2024, compared to US$(1.92) in the first half of 2023. Each ADS represents fifty Class A ordinary shares1.

Non-GAAP financial results

Non-GAAP net income, which excludes change in fair value of warrant liabilities, stock-based compensation expenses and amortization of debt discounts, and depreciation expenses was a net loss of US$5.0 million in the first half of 2024, compared to non-GAAP net income of US$2.1 million in the first half of 2023. Non-GAAP diluted net loss per ADS in the first half of 2024 was US$0.96, compared to non-GAAP diluted net income per ADS of US$1.42 in the first half of 2023.

¹	The Company implemented an ADS ratio change on July 13, 2023, from one (1) ADS representing one (1) ordinary share to one (1) ADS representing fifty (50) ordinary shares. The ADS ratio change has no impact on LGHL’s underlying ordinary shares. Loss per ADS for the six-month ended June 30, 2023 had been retrospectively adjusted accordingly.

Non-GAAP Financial Measures

This press release includes reconciliations of the most comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) to non-GAAP financial measures. The Company’s calculation of Non-GAAP income (loss) (net income or loss before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, and depreciation expenses) and Non-GAAP EPS differs from EPS based on net income (loss) because it does not include change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, and depreciation expenses, which are non-cash charges. The Company believes that these measures help the management identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in net income (loss). The Company believes that these measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater comparability with respect to key metrics used by its management in its financial and operational decision-making.

For more information on the non-GAAP financial measures, please see the table, titled “Unaudited Reconciliations of Non-GAAP and GAAP Financial Results,” set forth at the end of this press release.

About Lion Group Holdings Ltd.

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return service (TRS) trading, (ii) contract-for-difference (CFD) trading, (iii) Over-The-Counter (“OTC”) stock options trading business, and (iv) futures and securities brokerage. In addition, Lion owns a professional and experienced SPAC sponsorship team to become a leader in the SPAC arena, helping guide private companies through their listing journey while creating value for Lion itself. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

For company inquiries, please contact:

Lion Group Holding
Tel: +852 2820 9011
Email: ir@liongrouphl.com

FINANCIALS

LION GROUP HOLDING LTD

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(in dollar amount)

	Six Months Ended June 30,
	2024	2023

Revenues
Insurance brokerage commissions	$478,143	$979,236
Securities brokerage commissions and fees	363,565	1,688,618
Market making commissions and fees	57,339	1,020,189
Interest income	451,693	1,423,928
Trading gains	5,125,989	7,818,819
Other income	619,793	380,207
Total revenue	7,096,522	13,310,997

Expenses and others
Commissions and fees	748,500	2,366,802
Compensation and benefits	2,048,134	1,714,336
Occupancy	433,049	391,251
Communication and technology	2,420,246	1,719,924
General and administrative	538,650	601,780
Professional fees	3,445,938	1,233,666
Services fees	1,169,607	1,119,581
Interest	403,035	1,598,478
Depreciation and amortization	1,224,133	874,858
Marketing	2,182,402	1,502,421
Change in fair value of warrant liabilities	8,438	(453,761)
Other operating costs	206,544	985
Total expenses and others	14,828,676	12,670,321

(Loss) income before income taxes	(7,732,154)	640,676

Income tax expense	(645)	(1,058)

Net (loss) income	$(7,732,799)	$639,618

Net loss attributable to non-controlling interests	(93,300)	(53,715)

Net (loss) income attributable to LGHL	$(7,639,499)	$693,333

Deemed dividend on the effect of the down round features	(429,000)	-
Deemed dividend on the effect of the warrant modification	-	(3,086,000)

Net loss attributable to LGHL ordinary shareholders	$(8,068,499)	$(2,392,667)

Loss per share for both Class A and Class B ordinary shares
- basic and diluted (i)	$(0.03)	$(0.04)

Loss per ADS
- basic and diluted (i)	$(1.54)	$(1.92)

Weighted average Class A ordinary shares outstanding
- basic and diluted (i)	229,472,828	56,479,793

Weighted average Class B ordinary shares outstanding
- basic and diluted (i)	33,322,688	5,975,615

(i)	On July 3, 2023, LGHL announced that it plans to change its American depositary share (“ADS”) to ordinary share (“Share”) ratio from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares. The change in the ADS ratio was effective on July 13, 2023. For LGHL’s ADS holders, the change in the ADS ratio had the same effect as a one-for-fifty reverse ADS split. The ADS ratio change has no impact on LGHL’s underlying Shares. Loss per ADS for the six-month ended June 30, 2023 had been retrospectively adjusted accordingly.

LION GROUP HOLDING LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(in dollar amount)

	June 30,	December 31,
	2024	2023
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$19,779,425	$28,953,780
Restricted cash-bank balances held on behalf of customers	769,248	2,142,615
Securities owned, at fair value	817	4,522,805
Receivables from broker-dealers and clearing organizations	8,147,888	13,852,846
Short-term loans receivable	100,000	-
Other receivables	155,406	60,413
Derivative assets, at fair value	-	1,801,095
Prepaids, deposits and other	965,043	2,095,800
Total current assets	29,917,827	53,429,354

Fixed assets, net	18,619,965	19,844,396
Right-of-use assets	439,944	593,678
Other assets	117,434	677,158
Total Assets	$49,095,170	$74,544,586

Liabilities and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$7,847,307	$22,548,699
Payables to broker-dealers and clearing organizations	4,894,860	15,059,984
Accrued expenses and other payables	4,598,505	2,198,697
Derivative liabilities, at fair value	5,925,501	3,009,166
Embedded derivative liabilities	837,622	878,420
Short-term borrowings	748,935	110,000
Lease liability - current	327,992	537,440
Total current liabilities	25,180,722	44,342,406

Lease liability - noncurrent	123,896	83,480
Convertible debentures	1,598,845	1,597,404
Warrant liabilities	118,125	109,687
Total Liabilities	27,021,588	46,132,977

Commitments and Contingencies

Stockholders’ Equity
Class A ordinary shares, $0.0001 par value, 40,000,000,000 shares authorized, 337,259,504 and 179,250,754 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	33,726	17,925
Class B ordinary shares, $0.0001 par value, 7,500,000,000 shares authorized, 44,231,985 and 23,843,096 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	4,423	2,384
Additional paid in capital	73,110,793	71,532,253
Accumulated deficit	(47,391,370)	(39,751,871)
Accumulated other comprehensive losses	(340,731)	(268,562)
Total LGHL shareholders’ equity	25,416,841	31,532,129

Non-controlling interest	(3,343,259)	(3,120,520)
Total shareholders’ equity	22,073,582	28,411,609

Total Liabilities and Stockholders’ Equity	$49,095,170	$74,544,586

LION GROUP HOLDING LTD

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP FINANCIAL RESULTS

(in dollar amount)

	Six Months Ended June 30,
	2024	2023
	US$	US$

Net (loss) income attributable to LGHL	(7,639,499)	693,333
Stock-based compensation	1,161,333	650,275
Amortization of debt discounts	197,710	382,957
Depreciation expenses	1,224,133	874,858
Change in fair value of warrant liabilities	8,438	(453,761)
Non-GAAP (loss) income attributable to LGHL before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts and depreciation expenses	(5,047,885)	2,147,662

Non-GAAP (losses) earnings per share for both Class A and Class B
- basic (i)	(0.02)	0.03
- diluted (i)	(0.02)	0.03

Non-GAAP (loss) earnings per ADS
- basic	(0.96)	1.72
- diluted	(0.96)	1.42

Weighted average Class A ordinary shares outstanding
- basic	229,472,828	56,479,793
- diluted	229,472,828	69,820,068

Weighted average Class B ordinary shares outstanding
- basic and diluted	33,322,688	5,975,615

	Six Months Ended June 30,
	2024		2023
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings (Loss) attributable to LGHL per share for both Class A and Class B	(0.03)	(0.03)	0.01	0.01
Stock-based compensation	0.00	0.00	0.01	0.01
Amortization of debt discounts	0.00	0.00	0.01	0.01
Depreciation expenses	0.00	0.00	0.01	0.01
Change in fair value of warrant liabilities	0.00	0.00	(0.01)	(0.01)
Non-GAAP (losses) earnings per share for both Class A and Class B (before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts and depreciation expenses)	(0.02)	(0.02)	0.03	0.03